Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

October 3, 2022

VIA EDGAR

Office of Life Sciences
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Tyler Howes
Ms. Christine Westbrook

Re:	Yumanity Therapeutics, Inc.
Registration Statement on Form S-4
Filed August 29, 2022
File No. 333-267127

Dear Mr. Howes and Ms. Westbrook:

This letter is submitted on behalf of Yumanity Therapeutics, Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-4 submitted on August 29, 2022 (the “Registration Statement”), as set forth in the Staff’s letter dated September 26, 2022 to Richard Peters, M.D., Ph.D., Chief Executive Officer (the “Comment Letter”). The Company is concurrently filing its Amendment No. 1 to Registration Statement on Form S-4 (the “Amendment”), which includes changes to reflect responses to the Staff’s comments and other updates. For the Staff’s reference, we are providing to the Staff by electronic mail both a clean copy of the Amendment and a copy marked to show all changes to the Registration Statement. The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the Amendment. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amendment.

Securities and Exchange Commission
October 3, 2022

Registration Statement on Form S-4 filed August 29, 2022

Prospectus Summary
Kineta, Inc., page 16

1.          Please remove all "best-in-class" and "first-in-class" references throughout the prospectus as these statements are speculative in light of the current regulatory status of your product candidates.

Response to Comment No. 1.      The Company respectfully advises the Staff that it has replaced all “best-in-class” and “first-in-class” references on pages 16, 300, 301, 304, 307 and 313 of the Amendment with the word “differentiated” to describe Kineta’s products currently under review by the FDA. The Company respectfully advises the Staff that it believes that the remaining “best-in-class” and “first-in-class” references are appropriate, as Kineta intends to develop a pipeline of products that is “best-in-class” or “first-in-class” as part of Kineta’s mission statement.

2.          Please balance disclosure of a "$48 billion market opportunity" with Kineta's current market share and any steps that must be taken before commercializing Kineta's product candidates.

Response to Comment No. 2.      The Company respectfully advises the Staff that it has revised the disclosure on pages 16, 300, 310 and 354 of the Amendment in response to the Staff’s comment.

Risk Factors
Yumanity may be sued for infringing the intellectual property rights of others… page 79

3.          We note disclosure stating Yumanity is "aware" of patents owned by third parties expiring in 2031 and contemplating defenses to potential claims of infringement.  Please clarify if Yumanity is currently party to any material ongoing litigation related to intellectual property infringement.

Response to Comment No. 3.      The Company respectfully advises the Staff that it has revised the disclosure on page 79 of the Amendment in response to the Staff’s comment to clarify that it is not party to any material ongoing litigation related to intellectual property infringement.

The Transactions
Background of the Transaction, page 175

4.          We note that  H.C. Wainwright & Co. acted as a financial advisor to both Yumanity Therapeutics, Inc. and Kineta, Inc. for this transaction. Please revise to clarify at what point the parties were made aware of the potential conflict of interest and whether the same individuals were engaged to perform the advisory services. To the extent you have not done so, please also describe the steps Yumanity and Kineta took to mitigate the risks resulting from the engagements and if applicable, how potential conflicts of interest were considered by the Yumanity board in determining the Exchange Ratio and other terms of the merger. Additionally, please include a risk factor in the risk factors section discussing the risks to investors related to this potential conflict of interest.

Response to Comment No. 4.      The Company respectfully advises the Staff that it has revised the disclosure on pages 177, 178, 180, 181, 183, 184, 185 and 190 of the Amendment regarding H.C. Wainwright & Co’s engagement by the parties and included an additional risk factor on page 42 in response to the Staff’s comment.

Securities and Exchange Commission
October 3, 2022

Tax Treatment of the Transactions, page 210

5.          We note your disclosure that the parties intend for this transaction to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.  Please have counsel provide a tax opinion addressing the material tax consequences to shareholders or provide us your analysis as to why you do not believe such an opinion is required.  The tax opinion should address and express a conclusion for each material federal tax consequence.  For additional guidance concerning assumptions and opinions subject to uncertainty, refer to Staff Legal Bulletin No. 19.

Response to Comment No. 5.      The Company respectfully advises the Staff that Orrick, Herrington & Sutcliffe LLP, counsel to Kineta, has provided a tax opinion in response to the Staff’s comment, a copy of which has been filed as Exhibit 8.1 to the Amendment.

The Merger Agreement
Conditions to the Merger Agreement, page 220

6.          Please revise to identify the conditions that the parties may waive.

Response to Comment No. 6.      The Company respectfully advises the Staff that it has revised the disclosure on page 225 of the Amendment in response to the Staff’s comment.

Yumanity’s Business
Yumanity’s Pipeline, page 266

7.          We note your statement here and elsewhere that the FDA's partial clinical hold suspend initiation of multiple dose clinical trials for YTX-7739 in the U.S. until the FDA's concerns have been addressed. Revise to explain the concerns identified by the FDA.

Response to Comment No. 7.      The Company respectfully advises the Staff that it has revised the disclosure on pages 15, 45, 48, 264 and 268 of the Amendment in response to the Staff’s comment to explain the concerns raised by the FDA.

Expedited Development and Review Programs, page 283

8.          Please revise to explicitly state that these accelerated approval designations do not grant any advantages in the regulatory approval process or guarantee eventual approval by the FDA.

Response to Comment No. 8.      The Company respectfully advises the Staff that it has revised the disclosure on page 286 of the Amendment in response to the Staff’s comment to explicitly state that these accelerated approval designations do not grant any advantages in the regulatory approval process or guarantee eventual approval by the FDA.

Securities and Exchange Commission
October 3, 2022

Kineta’s Business
Kineta’s Product Candidate Pipeline, page 301

9.          Please separate the Phase 2 and Phase 3 columns in your pipeline table or tell us the basis for your belief that Kineta will be able to conduct Phase 2/3 trials for all of their product candidates.  In addition, please explain what is involved in "lead selection" and why you believe this is a separate and distinct development phase, as opposed to part of discovery and/or IND-enabling studies, or revise.

Response to Comment No. 9.      The Company respectfully advises the Staff that it has separated the Phase 2 and Phase 3 columns in Kineta’s pipeline table on page 304 of the Amendment in response to the Staff’s comment. In addition, the Company respectfully advises the Staff that the “lead selection” and “IND-enabling” columns in Kineta’s pipeline table have been replaced with a “preclinical” column in response to the Staff’s comment.

10.          We note the inclusion of aCD24 mAb for the indication of advanced solid tumors in your pipeline table.  Given the limited disclosure related to this program, please explain why it is sufficiently material to your business to warrant inclusion in your pipeline table.  If it is material, please expand your disclosure in the Business section to provide a more fulsome discussion of this program, including a description of preclinical studies or development activities conducted.  Alternatively, remove any programs that are not currently material from your pipeline table on page 302.

Response to Comment No. 10.      The Company respectfully advises the Staff that aCD24 mAb is sufficiently material to Kineta’s business to warrant inclusion in Kineta’s pipeline table, and, therefore, it has expanded the disclosure of aCD24 mAb on pages 312 and 313 of the “Business” section in response to the Staff’s comment.

KVA12.1: Potential first-in-class VISTA blocking immunotherapy, page 301

11.          Please revise your disclosure to present objective information about trial results, rather than conclusions as to the safety or efficacy of your product candidates. For example, on page 303 you state that KVA12.1 showed strong "single agent efficacy" in cold tumors. Please revise this statement, and any others like it, to remove conclusions of safety and efficacy, as these conclusions are within the sole authority of the FDA and comparable foreign regulators..

Response to Comment No. 11.      The Company respectfully advises the Staff that it has revised the disclosure on pages 306 and 312 of the Amendment by updating the disclosure in response to the Staff’s comment.

12.          Please increase the size of the graphics appearing in this section so that the text is legible.

Response to Comment No. 12.      The Company respectfully advises the Staff that it has increased the size of the graphics appearing in this section of the Amendment in response to the Staff’s comment.

Securities and Exchange Commission
October 3, 2022

License Agreements, page 308

13.          Please expand your discussion of each agreement that appears in this section to disclose up-front payments received or paid, aggregate amounts paid or received to date, aggregate future potential milestone payments, segregated by development and commercial milestone payments, and royalty rate or range that does not exceed ten percentage points.

Response to Comment No. 13.      The Company respectfully advises the Staff that it has expanded the discussion of each license agreement on pages 314 and 315 of the Amendment in response to the Staff’s comment.

Strategic Partnerships, page 308

14.          For each of the partnerships disclosed in this section, please revise to include the nature and scope of intellectual property transferred, each parties’ rights and obligations, the duration of agreement and royalty term, up-front or execution payments received or paid, aggregate amounts paid or received to date under agreement, aggregate future potential milestone payments to be paid or received, segregated by development and commercial milestone payments, and royalty rates or a royalty range not to exceed ten percentage points.

Response to Comment No. 14.       The Company respectfully advises the Staff that it has revised the disclosure of the strategic partnerships on page 313 of the Amendment in response to the Staff’s comment.

Intellectual Property, page 311

15.          Please revise this section to disclose the applicable jurisdictions of protection and expiration dates or potential expiration dates, if granted, for each material patent or patent application.

Response to Comment No. 15.       The Company respectfully advises the Staff that it has revised the “Intellectual Property” section on page 317 of the Amendment in response to the Staff’s comment.

Management Following the Merger
Summary Compensation Table, page 370

16.          Please revise your Summary Compensation table to include compensation information for each of your last two completed fiscal years.  Refer to Item 402(n) of Regulation S-K for guidance.

Response to Comment No. 16.      The Company respectfully advises the Staff that it has revised the Summary Compensation table on page 376 of the Amendment in response to the Staff’s comment.

* * * * *

Securities and Exchange Commission
October 3, 2022

Should you have any further comments or questions with regard to the foregoing, please contact John T. Haggerty at (617) 570-1526 or JHaggerty@goodwinlaw.com.

Sincerely,

/s/	John T. Haggerty

Enclosures

cc: Richard Peters, M.D., Ph.D., Chief Executive Officer, Yumanity Therapeutics Inc..
Michael Wyzga, Chief Financial Officer, Yumanity Therapeutics Inc.
Devin Smith, Senior Vice President and General Counsel, Yumanity Therapeutics Inc.
Jean A. Lee, Goodwin Procter LLP